Exhibit 99.1

Sandspring Resources Ltd.
(An exploration stage entity)

Consolidated Financial Statements
Expressed in Canadian Dollars
Years Ended December 31, 2010 and 2009

KPMG LLP
Chartered Accountants	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street, Suite 4600	Internet	www.kpmg.ca
Toronto, Ontario M5H 2S5
Canada

INDEPENDENT AUDITORS' REPORT

To the Shareholders of Sandspring Resources Ltd.

We have audited the accompanying consolidated financial statements of Sandspring Resources Ltd., which comprise the consolidated balance sheets as at December 31, 2010 and 2009 and the consolidated statements of operations and deficit, changes in shareholders’ equity and cash flows for the years then ended, and notes, comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Sandspring Resources Ltd. as at December 31, 2010 and 2009, and its consolidated results of operations and its consolidated cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada
April 25, 2011

KPMG LLP, is a Canadian limited liability partnership and a member firm of the KPMG
Network of independent member firms affiliated with KPMG International Cooperative
(“KPMG International”), a Swiss entity.
KPMG Canada provides services to KPMG LLP.

MANAGEMENT’S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Sandspring Resources Ltd. (an exploration stage entity) were prepared by management in accordance with Canadian generally accepted accounting principles.  Management acknowledges responsibility for the preparation of the consolidated financial statements, including responsibility for significant accounting judgments and estimates and the choice of accounting principles and methods that are appropriate to the Company’s circumstances.  The significant accounting policies of the Company are summarized in Note 2 to the consolidated financial statements.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements together with other financial information of the Company and for ensuring that management fulfills its financial reporting responsibilities.  An Audit Committee assists the Board of Directors in fulfilling this responsibility.  The Audit Committee meets with management as well as with the independent auditors to review the consolidated financial statements together with other financial information of the Company.  The Audit Committee reports its findings to the Board of Directors for its consideration in approving the consolidated financial statements together with other financial information of the Company for issuance to the shareholders.

Management recognizes its responsibility for conducting the Company’s affairs in compliance with established financial standards, and applicable laws and regulations, and for maintaining proper standards of conduct for its activities.

/s/ Rich Munson	/s/ Scott Issel
Chief Executive Officer	Chief Financial Officer

Toronto, Canada
April 26, 2011

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
CONSOLIDATED BALANCE SHEETS
(Expressed in Canadian Dollars)

		12/31/2010	12/31/2009

ASSETS	Notes	$	$
Current
Cash and cash equivalents		45,687,371	2,896,101
Prepaid expenses		211,224	67,391
		45,898,595	2,963,492

Equipment	6	1,013,264	206,846
Mineral interests	7	56,088,421	28,919,768

		103,000,280	32,090,106

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		3,183,577	1,531,191
Current portion of note payable	8	-	278,068
		3,183,577	1,809,259

Future income tax liabilities	12	13,135,001	2,773,021

SHAREHOLDERS' EQUITY
Common Shares	9	91,638,789	27,123,013
Warrants	10	1,594,443	2,785,526
Stock Options	11	2,869,952	285,515
Deficit		(9,421,482)	(2,686,228)
		86,681,702	27,507,826

		103,000,280	32,090,106

Commitments - Note 15
Subsequent events - Note 16

The accompanying notes are an integral part of these consolidated financial statements.

On behalf of the Board of Directors:
"Signed"	"Signed"
Rich Munson, CEO/Director	P. Greg Barnes, Director

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Expressed in Canadian Dollars)
		For the year ended	For the year ended
		12/31/2010	12/31/2009

	Notes	$	$
Expenditures
Acquisition fees		-	44,714
Administrative		344,561	52,370
Consulting		496,200	181,561
Depreciation		10,471	651
Foreign exchange loss		71,427	347,067
Other		11,388	9,562
Professional fees		778,946	927,542
Salaries and other benefits		1,241,850	138,120
Shareholder information		809,853	112,847
Stock based compensation		2,617,154	285,515
Transfer, listing and filing fees		129,732	31,597
Travel		360,742	112,993
		6,872,324	2,244,539

Other
Interest income		137,070	4,324
		137,070	4,324

Net loss before income taxes		(6,735,254)	(2,240,215)

Income tax recovery	12	-	97,103
Net loss and comprehensive loss for the year		(6,735,254)	(2,143,112)

Deficit, beginning of year		(2,686,228)	(543,116)

Deficit, end of year		(9,421,482)	(2,686,228)

Loss per share	13
Basic		(0.08)	(0.17)
Diluted		(0.08)	(0.17)
Weighted average number of shares outstanding
Basic		87,382,533	12,279,341
Diluted		87,382,533	12,279,341

The accompanying notes are an integral part of these consolidated financial statements.

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(Expressed in Canadian Dollars)

	Common Shares	Warrants	Stock Options	Deficit	Total
Balance, December 31, 2008	487,169	-	-	(543,116)	(55,947)
Shares issued on non-brokered private
placement	250,000	-	-	-	250,000
Shares issued on exercise of agent's options	24,400	-	-	-	24,400
Shares issued on conversion of GoldHeart
convertible notes	2,810,497	-	-	-	2,810,497
Shares issued on conversion of GoldHeart
2009 convertible notes	366,961	185,518	-	-	552,479
Shares issued on CGR debt conversion	346,115	184,685	-	-	530,800
Shares issued on RCC private placement	3,783,808	2,216,242	-	-	6,000,050
Shares issued as consideration to
GoldHeart	19,078,144	-	-	-	19,078,144
Shares issued on exercise of compensation					-
options	(24,081)	199,081	-	-	175,000
Stock based compensation recognized	-	-	285,515	-	285,515
Net loss for the year	-	-	-	(2,143,112)	(2,143,112)
Balance, December 31, 2009	27,123,013	2,785,526	285,515	(2,686,228)	27,507,826
Shares issued on exercise of special warrants
(Note 9(i))	-	11,083,845	-	-	11,083,845
Value of special warrants exercised (Note 9(i))	11,083,845	(11,083,845)	-	-	-
Share issue cost from early exercise program
(Note 9 (ii))	-	(75,471)	-	-	(75,471)
Shares issued on private placement (Note 9(iii))	51,046,000	-	-	-	51,046,000
Share issue cost from private placement
(Note 9(iii))	(2,977,082)	-	-	-	(2,977,082)
Shares issued on exercise of compensation
options (Note 9(iv))	-	384,748	-	-	384,748
Shares issued on exercise of broker warrants
(Note 9(v))	45,850	-	-	-	45,850
Shares issued on exercise of warrants (Note 10)	3,095,940	-	-	-	3,095,940
Value of warrants exercised (Note 10)	1,500,360	(1,500,360)	-	-	-
Shares issued on exercise of options (Note 11)	455,286	-	-	-	455,286
Value of options exercised (Note 11)	265,577	-	(265,577)	-	-
Stock based compensation recognized (Note 11)	-	-	2,850,014	-	2,850,014
Net loss for the year	-	-	-	(6,735,254)	(6,735,254)
Balance, December 31, 2010	91,638,789	1,594,443	2,869,952	(9,421,482)	86,681,702

The accompanying notes are an integral part of these consolidated financial statements.

SANDSPRING RESOURCES LTD.
(An Exploration Stage Entity)
CONSOLIDATED STATEMENTS OF CASH FLOW
(Expressed in Canadian Dollars)
		For the year ended	For the year ended
		12/31/2010	12/31/2009

Cash provided by:	Notes	$	$
Operating Activities
Net loss		(6,735,254)	(2,143,112)
Adjustments for:
Depreciation		10,471	651
Stock-based compensation		2,617,154	285,515
Income tax recovery		-	(97,103)
Change in non-cash working capital
Prepaid expenses		(143,833)	7,025
Accounts payable		1,652,386	63,387
		(2,599,076)	(1,883,637)

Investing Activities
Purchase of equipment	6	(859,458)	(12,025)
Acquisition of mineral interest, net of cash acquired		-	(548,961)
Expenditure on resource assets	7	(16,531,244)	(1,342,388)
		(17,390,702)	(1,903,374)

Financing Activities
Issuance of common shares for cash		48,068,918	6,250,050
Issuance of special warrants		11,083,845	-
Proceeds from exercise of stock options		455,286	199,400
Proceeds from exercise of warrants		3,141,790	-
Proceeds from exercise of compensation options		384,748	-
Note payable - advances		-	31,744
Note payable - repayments		(269,988)	(297,144)
		62,864,599	6,184,050

Effects of exchange rate changes on cash		(83,551)	370,356

Cash and cash equivalents, beginning of period		2,896,101	128,706
Net increase in cash		42,791,270	2,767,395
Cash and cash equivalents, end of period		45,687,371	2,896,101

The accompanying notes are an integral part of these consolidated financial statements.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

1.           Nature of Operations

Sandspring Resources Ltd. (“Sandspring” or “the Company”) was incorporated pursuant to the provisions of the Business Corporations Act (Alberta) on September 20, 2006 and was classified as a Capital Pool Company (“CPC”) as defined in Policy 2.4 (“Policy 2.4”) of the TSX Venture Exchange (the “Exchange”).

On November 24, 2009, the Company announced the completion of the acquisition of 100% of the issued and outstanding shares of GoldHeart Investment Holdings Ltd. (“GoldHeart”), satisfying the requirement of a CPC, listed on the Exchange (the “Qualifying Transaction”).  GoldHeart was incorporated by Articles of Association under the laws of the British Virgin Islands on October 15, 2008.  GoldHeart’s primary asset is an investment in 100% of the common stock of ETK Inc. (“ETK”).  ETK was incorporated on October 29, 1999 under the Companies Act of Guyana.

GoldHeart, through its wholly-owned subsidiary ETK, holds certain mineral and prospecting interests through a joint venture agreement called the Upper Puruni Venture (“Upper Puruni Venture”) that is the holder of the Toroparu Gold-Copper Prospect, located in the Republic of Guyana, South America.

The accompanying consolidated financial statements reflect the historical results of Sandspring, and the consolidated results of operations of the Company subsequent to the acquisition of GoldHeart.

The Company is in the process of exploring its mineral properties and has not yet established whether the mineral exploration properties contain reserves that are economically recoverable.  The recovery of amounts capitalized for mineral interests on the balance sheet are dependent upon the existence of economically recoverable mineral deposits, the ability of the Company to complete exploration and/or development of the properties, including related financing requirements and upon future profitable production or, alternatively, upon proceeds from the disposition of the properties.  To date, the Company has not earned significant revenues relative to its costs incurred for exploration activities.  Accordingly, it is considered to be in the development stage as defined by the Canadian Institute of Chartered Accountants (the “CICA”) Accounting Guideline 11.

2.            Basis of Presentation and Summary of Significant Accounting Policies

The accounting policies of the Company are in accordance with Canadian generally accepted accounting principles (“GAAP”).  Outlined below are those policies considered significant.

Consolidation and Joint Ventures

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries:  GoldHeart and its wholly-owned subsidiary ETK. Substantially all of the Company’s exploration and development activities are conducted jointly with other companies.  These financial statements reflect only the Company’s proportionate interest in such activities.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in financial statements and related notes.  The most significant estimates and assumptions include the valuation of the mineral exploration properties, the valuation of stock based compensation and other stock based payments, the valuation of warrants, and determination of future income tax liabilities.  Actual results could differ materially from those estimates.  Management believes that the estimates are reasonable.

Revenue Recognition

The Company views all of its activities to date as being exploration centered and does not consider the small level of gold production to be more than an incidental result of its exploration activities.  Therefore all revenues are netted against exploration and development expenses being capitalized as mineral interests upon receipt of cash from sales.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash on hand and balances with financial institutions, including guaranteed investment certificates with maturity dates of 3 months or less after the date of acquisition.

Translation of Foreign Currencies

The Company’s functional currency is the Canadian dollar.  GoldHeart’s functional currency is the US dollar.  ETK’s functional currency is the Guyanese dollar.  The Company presents the consolidated financial statements in Canadian dollars, using the temporal method whereby monetary items are converted to Canadian dollars at the period end rate and non-monetary items are translated at historical exchange rates.  Exchange gains or losses on monetary items are recorded in the statement of operations and deficit.

Equipment

Equipment is stated at cost.  Depreciation is provided on a straight-line basis on the expected useful lives of the assets using the following annual rates.

%
Heavy Equipment	5 to 10
Office Furniture & Equipment	10 to 20
Camp Equipment	20
Motor Vehicles	20
Other Equipment	20

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

Mineral Interests

Exploration and development expenses relating to mineral properties and deferred exploration and development expenditures are carried at cost until they are brought into commercial production, at which time they are depleted over the estimated useful life of the mineral property.  Costs include the cash consideration and the fair market value of the shares issued for the acquisition of mineral properties.  The carrying value of the mineral properties will be depleted on a unit-of-production basis over the expected life of the mineral property or written off when they are abandoned or if a project proves to be uneconomical.  Proceeds from the sale of a mining asset are applied to reduce the related carrying costs; any excess is reflected as a gain in the consolidated statements of operations and deficit.

The Company reviews the carrying value of mineral properties and deferred exploration costs whenever events or changes in circumstances indicate the carrying value may not be recoverable.  This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration and development.

When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights.  When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in value.

Asset Retirement Obligations

The Company is subject to the provision of CICA Handbook Section 3110, Asset Retirement Obligations, which require the estimated fair value of any asset retirement obligations to be recognized as a liability in the period in which the related environmental disturbance occurs and the present value of the associated future costs can be reasonably estimated.  As of December 31, 2010 and 2009 the Company has not incurred and is not committed to any asset retirement obligations in respect of its mineral exploration properties.

Impairment of Long-Lived Assets

The carrying values of mineral properties and equipment are reviewed for impairment when events or changes in circumstances indicate the carrying value may not be recoverable.  Impairment is considered to exist if the total estimated future undiscounted cash flows are less than the carrying amount of the assets.  Estimated undiscounted future net cash flows for properties in which a mineral resource has been identified are calculated using estimated future production, commodity prices, operating and capital costs and reclamation and closure costs.  If it is determined that the future net cash flows from a property are less than the carrying value, then an impairment loss is recorded to write down the property to fair value.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

Future Income Taxes

Income taxes are calculated using the asset and liability method of accounting for income taxes.  Temporary differences arising from the difference between the tax basis of an asset or liability and its carrying value on the balance sheet are used to calculate future income tax liabilities or assets.  Future income tax liabilities or assets are calculated using enacted or substantively enacted tax rates experienced to apply in the periods that the temporary differences are expected to be realized or settled.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs.  To the extent that the Company does not consider it to be more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Measurement Uncertainty

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period.  Significant areas requiring the use of management estimates include the determination of asset retirement obligations, future income taxes, depletion, amortization and the related useful lives of equipment, and the recoverability of mineral properties and equipment.  By their nature, these estimates are subject to measurement uncertainty, and the effect of changes in such estimates on the financial statements of future periods could be significant.

Loss per Share

Basic loss per share is computed by dividing loss by the weighted average number of common shares outstanding.  Diluted earnings per share reflect the potential dilution that would occur if dilutive securities were exercised or converted to common stock.  The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the “if converted” method.  Fully diluted amounts are not presented when the effect of the computation is anti-dilutive.

Stock-based Compensation

The Company uses the fair value method to account for stock options granted.  Under the fair value method, the Company recognizes estimated compensation expense related to stock options over the vesting period of the options granted, with the related credit being allocated to stock options within shareholders’ equity.  Upon exercise of stock options, amounts previously credited to stock options under shareholders’ equity are reversed and credited to share capital.  Upon cancellation and expiry of stock options, amounts previously credited to stock options under shareholders’ equity are reversed and credited to contributed surplus.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

Recent accounting pronouncements

International Financial Reporting Standards (“IFRS”)

In January 2006, the CICA’s Accounting Standards Board ("AcSB") formally adopted the strategy of replacing Canadian GAAP with IFRS for Canadian enterprises with public accountability.  On February 13, 2008, the AcSB confirmed that the use of IFRS will be required in 2011 for publicly accountable enterprises.  For these entities, IFRS will be required for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011.  The Company will be required to have prepared, in time for its first quarter of fiscal 2011 filing, comparative financial statements in accordance with IFRS for the three months ended March 31, 2010.

3.           Acquisition

On November 24, 2009, Sandspring completed the Qualifying Transaction and acquired 100% of the issued and outstanding shares of GoldHeart.  The acquisition has been accounted for as an asset acquisition as GoldHeart is not considered to be a business for accounting purposes.

The Company acquired from Crescent Global Gold Ltd. (“CGG”) and Mercedario Limited (“Mercedario”), the 1,000 aggregate shares of GoldHeart (800 shares and 200 shares, respectively), representing 100% of the issued and outstanding shares of GoldHeart.  In exchange for the GoldHeart shares, the Company issued 30,525,030 common shares of the Company to CGG and 7,631,258 common shares of the Company to Mercedario, for a total issuance of 38,156,288 common shares of the Company; these common shares were issued at an aggregate value of $19,078,144.

Additionally, in connection with the acquisition, the Company assumed and paid the following:

•	All amounts outstanding at the closing date, in respect of the 2008 Convertible Debt of GoldHeart, through the issuance of 5,294,832 common shares at a deemed per-share value of $0.5308 (USD$0.50);
•
The 2009 Convertible Debt of GoldHeart, through the issuance of 1,578,511 units (the “Convertible Debt Units”) at a unit price of $0.35.  Each unit consists of one common share and one-half warrant.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.

The total aggregate consideration valued at $23,163,848 is comprised of:

a)	$19,078,144 based on the value of the common shares to acquire GoldHeart;
b)	$722,728 of transaction costs;
c)	$2,810,497 for retirement of 2008 Convertible Debt; and
d)	$552,479 for retirement of 2009 Convertible debt

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

The fair value of assets acquired, based on the consideration paid, is as follows:

Current assets, including cash of $173,767	$248,183
Capital assets	212,014
Mineral interests	27,931,195
Current Liabilities	(1,283,152)
Note Payable (Note 8)	(1,074,268)
Future tax liabilities	(2,870,124)
Total Consideration	$23,163,848

GoldHeart has rights to certain property claims under the Upper Puruni Venture agreement between ETK and Mr. Alfro Alphonso (“Alphonso”).  The Toroparu Gold-Copper Prospect is subject to the terms of the Upper Puruni Venture that stipulates ETK is the sole operator and has the sole decision-making discretion in all matters related to the conduct of prospecting, exploration, development activities, and mining activities for the recovery of gold or other metals, minerals or gemstones from the lands under the Upper Puruni Venture.  An in-kind royalty of 6% is payable to Alphonso on all gold production from the claims subject to the Upper Puruni Venture.

The Upper Puruni Venture also gives ETK the option of purchasing 100% of Alphonso’s interest in the Upper Puruni Venture for the sum of $20,004,000 (USD$20,000,000).  The Buy-Out Option does not have an expiry date.  There are no credits against the $20,004,000 (USD$20,000,000) option price for royalty or other payments made by ETK to Alphonso.

In addition, GoldHeart has rights to certain property claims under the Daniels Joint Venture Agreement (the “Daniels Joint Venture”) between ETK and Wallace (Edgar) Daniels (“Daniels”). Pursuant to the Daniels Joint Venture, ETK acquired sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration of the lands subject to the Daniels Joint Venture. ETK has the exclusive right to mine and sell all gold and other precious metals it may recover from the lands subject to the Daniels Joint Venture.  The Daniels Joint Venture provides for a payment to Daniels of an annual rental equal to 10% of the total rental payments for claims which are subject to the Daniels Joint Venture and a 1% net profits interest to Daniels of up to, but not to exceed, $50,010 (USD$50,000) over the term of the Daniels Joint Venture.

In addition, GoldHeart has rights to certain property claims under the Godette Joint Venture Agreement (the “Godette Joint Venture”) between ETK and Verna Godette (“Godette”).  Pursuant to the Godette Joint Venture, ETK has sole operatorship and sole decision-making discretion in all matters pertaining to gold exploration on the lands subject to the Godette Joint Venture.  ETK also has the sole and exclusive right to sell all gold, other precious metals or gemstones it may recover from the properties.  The Godette Joint Venture also gives ETK the option of purchasing 100% of the Godettes’ interest in the Godette Joint Venture for the sum of USD$300,000.  The buyout option does not have an expiry date.  There are no credits against the USD$300,000 option price for royalty or other payments made by ETK to the Godettes.  The Godette Joint Venture provides for monthly rental payments by ETK.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

4.           Capital Management

The Company manages its capital with the following objectives:

i.	to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
ii.	to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general.  The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets.  The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

The Company considers its capital to be total shareholders' equity (managed capital), which at December 31, 2010 totaled $86,681,702 (December 31, 2009 - $27,507,826).

The Company manages capital through its financial and operational forecasting processes.  The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities.  The forecast is regularly updated based on activities related to its mineral properties.  Selected information is frequently provided to the Board of Directors of the Company.  The Company’s capital management objectives, policies and processes have remained unchanged during the year ended December 31, 2010.

The Company is not subject to any capital requirements imposed by a lending institution.

5.           Financial Instruments

The Company’s activities potentially expose it to a variety of financial risks including credit risk, liquidity risk, currency risk, and interest rate risk.

Credit Risk

Credit risk arises due to the potential to one party to a financial instrument to fail to discharge its obligations and cause the other party to suffer a loss.  Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents.  The maximum credit risk represented by the Company’s financial assets is represented by their carrying amounts.  The Company holds its cash and guaranteed investment certificates with reputable financial institutions, from which management believes the risk of loss to be minimal.

Liquidity Risk and Fair Value Hierarchy

Liquidity risk is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due.  The Company’s liquidity and operating results may be adversely affected

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

if its access to the capital market is hindered whether as a result of a downturn in stock market conditions generally or as a result of conditions specific to the Company.  The Company generates cash primarily through its financing activities.  The Company has cash and cash equivalents of $45,687,371 (December 31, 2009 – $2,896,101) to settle current liabilities of $3,183,577 (December 31, 2009 – $1,809,259).  The Company regularly evaluates its cash position to ensure preservation and security of capital as well as maintenance of liquidity.

The following table illustrates the classification of the Company’s financial instruments within the fair value hierarchy as at December 31, 2010:

	Level 1	Level 2	Level 3	Total
Cash and cash equivalents
Cash	$378,438	$-	$-	$378,438
Cash equivalents	45,308,933	-	-	45,308,933
	$45,687,371	$-	$-	$45,687,371

Currency Risk

Currency risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will fluctuate because of changes in foreign exchange rates.  The Company’s functional currency is the Canadian dollar and significant expenditures are incurred in Canadian dollars.  The Company funds certain operations, exploration and administrative expenses in Guyana on a cash call basis using US dollars converted from its Canadian dollar bank accounts held in Canada.  The Company maintains US dollar bank accounts in the United States and Guyana and Guyanese bank accounts in Guyana.  The Company is subject to gains and losses due to fluctuations in the US and Guyanese dollar against the Canadian dollar.  Sensitivity to a plus or minus 10% change in all foreign currencies (Guyanese and US dollars) against the Canadian dollar with all other variables held constant as at December 31, 2010, would affect net loss and comprehensive loss by approximately $232,742.

Interest Rate Risk

Interest rate risk is the impact that changes in interest rates could have on the Company’s earnings and assets.  In the normal course of business, the Company is exposed to interest rate fluctuations as a result of cash equivalents being invested in interest-bearing instruments.  Interest rate risk is minimal as the Company’s interest-bearing instruments have fixed interest rates.

Fair Value

As at December 31, 2010, the carrying and fair value amounts of the Company’s financial instruments were approximately equivalent.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

6.           Equipment

	Year Ended December 31, 2010			Year Ended December 31, 2009
	Cost	Accumulated Depreciation	Net	Cost	Accumulated Depreciation	Net
	$	$	$	$	$	$
Camp Equipment	63,839	6,568	57,271	37,489	3,122	34,367
Heavy Equipment	635,965	44,682	591,283	147,073	12,249	134,824
Other Equipment	124,062	3,637	120,425	345	25	320
Vehicles	80,328	4,160	76,168	13,756	1,146	12,610
Office Furniture & Equipment	179,303	11,186	168,117	25,376	651	24,725
	1,083,497	70,233	1,013,264	224,039	17,193	206,846

7.           Mineral Interests

As described in Note 3, Sandspring completed the Qualifying Transaction and acquired 100% of the issued and outstanding shares of GoldHeart on November 24, 2009.  The acquisition has been accounted for as an asset acquisition as GoldHeart is not considered to be a business for accounting purposes.

As at December 31, 2010, the carrying amount of the Corporation’s interest in mineral properties is as follows:

Toroparu
Acquisition cost	$27,931,195
Exploration and development expenses	972,031
Depreciation	16,542
Balance December 31, 2009	$28,919,768
Exploration and development expenses (i)	26,893,224
Depreciation	42,569
Capitalized stock based compensation	232,860
Balance December 31, 2010	$56,088,421

i.
Exploration and development expenditures for the year ended December 31, 2010 have been grossed up by a non-cash charge of $10,361,980 for future income tax liabilities where the exploration expenditures do not have any future tax basis.

During the year the Company received proceeds from the sale of gold resulting from exploration activity in the amount of $41,230 (December 31, 2009 – $370,357).  This amount has been netted against exploration and development expenses in the period, respectively.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

8.           Note Payable

As a result of the acquisition of GoldHeart, the Company assumed a debt owed by ETK to Crescent Global Resources (“CGR”), a company controlled by CGG, in the amount of $1,074,268.

	12/31/2010	12/31/2009
	$	$
Balance, beginning of period	278,068	-
Assumed from ETK	-	1,074,268
Cash payments to CGR (i)	(269,988)	(265,400)
Stock payment to CGR	-	(530,800)
Foreign exchange translation	(8,080)	-
Balance, end of period	-	278,068

i.	The note was paid in full to CGR on July 13, 2010.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

9.           Share Capital

The Company is authorized to issue an unlimited amount of common shares.  The issued and outstanding common shares consist of the following:

	Number of Common Shares	Amount
Balance, December 31, 2008	5,200,000	$487,169
Issued for cash	500,000	250,000
Issued per Agent's Option	200,000	24,400
GoldHeart Convertible Notes	5,294,832	2,810,497
GoldHeart 2009 Convertible Notes	1,578,511	552,479
Value Allocated to Warrants	-	(185,518)
CGR Debt Conversion	1,571,429	530,800
Value Allocated to Warrants	-	(184,685)
RCC Private Placement	18,857,300	6,000,050
Value Allocated to Warrants	-	(2,216,242)
Consideration to GoldHeart	38,156,288	19,078,144
Issued per Compensation Options	500,000	175,000
Value Allocated to Warrants	-	(199,081)
Balance, December 31, 2009	71,858,360	$27,123,013
Issued on exercise of options	970,916	455,286
Value of options exercised	-	265,577
Issued on exercise of warrants	6,191,879	3,095,940
Value of warrants exercised	-	1,500,360
Issued on exercise of special warrants (i)	7,500,000	11,083,845
Incentive shares issued during	466,059	-
early exercise program (ii)
Issued on bought deal private placement (iii)	19,633,077	51,046,000
Share issue expense (iii)	-	(2,977,082)
Issued per compensation options (iv)	1,099,280	384,748
Value allocated to warrants (iv)	-	(384,748)
Issued on exercise of broker warrants (v)	28,656	45,850
Balance, December 31, 2010	107,748,227	$91,638,789

i.
The special warrants were issued pursuant to the terms of a private placement by the underwriters.  Each special warrant entitled the holder to acquire one common share of the Company at the exercise price.  The special warrants were sold by the underwriters to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000.  Each special warrant entitled the holder to acquire one common share of the Company at the exercise price.  The Company paid the underwriters a commission equal to 6% of the gross proceeds of the offering along with various other issuance costs aggregating

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

$916,155.  This amount has been netted against the total funds received to determine the allocated value of the special warrants.  In addition, the underwriters received 300,000 broker warrants in connection with the offering, as described in Note 9(iv).  The special warrants were exercised on May 5, 2010 and converted into common shares at that time.

ii.
On March 25, 2010, the Company concluded an early exercise warrant incentive program for its unlisted common share purchase warrants.  The eligible warrants were exercisable at a price of $0.50 per share until November 24, 2012.  The Company offered an incentive of an additional 0.08 of a Common Share per warrant to each warrant holder that exercised during a 30 calendar day early exercise period that commenced February 23, 2010 and expired on March 25, 2010.  The Company issued 466,059 incentive shares upon exercise of 5,825,739 warrants during the program (Note 10).

iii.
On October 14, 2010, the Company announced that it had completed a bought deal private placement offering of common shares.  The Company issued an aggregate of 19,633,077 common shares at a price of $2.60 per common share raising gross proceeds of $51,046,000, including the exercise of the full underwriters’ option of $6,006,000.  The underwriters received a 5.5% cash commission along with various other expenses related to the bought deal private placement aggregating $2,977,082 that was booked share issue expense.

iv.
A total of 1,099,280 Compensation Options were exercised during the period.  Each Compensation Option was converted into one unit consisting of one common share and one-half warrant at a price of $0.35.  Warrants have an exercise price of $0.50 and expiry of November 24, 2012.  As of December 31, 2010, there were a total of 123,120 Compensation Options outstanding. The fair value of the warrants was capped at the amount of proceeds received from the exercise of Compensation Options.

v.
A total of 28,656 shares were issued upon the exercise of broker warrants during the period.  300,000 broker warrants were issued in conjunction with the offering as described in Note (i).  Broker warrants have an exercise price of $1.60 and an expiry of March 26, 2012.  As of December 31, 2010, there were a total 271,344 broker warrants outstanding.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

10.           Warrants

As at December 31, 2010, the Company has a total of 5,611,382 warrants outstanding.

The following table shows the continuity of warrants during the period:

	Number of Warrants	Allocated Value	Weighted Average Exercise Price
Balance, December 31, 2008	-	-	-
GoldHeart 2009 Convertible Debt	789,256	$185,518	$0.50
CGR Debt Conversion	785,715	184,685	0.50
RCC Private Placement	9,428,650	2,216,242	0.50
Issued per Compensation Options	250,000	199,081	0.50
Balance, December 31, 2009	11,253,621	$2,785,526	$0.50
Issued per Compensation Options (i)	549,640	384,748	0.50
Special warrants issued with private placement (ii)	7,500,000	11,083,845	1.60
Exercise of special warrants	(7,500,000)	(11,083,845)	1.60
Exercised during incentive program	(5,825,739)	(1,369,364)	0.50
Others exercised	(366,140)	(130,996)	0.50
Share issue cost from early exercise program	-	(75,471)	-
Balance, December 31, 2010	5,611,382	$1,594,443	$0.50

i.	549,640 warrants were issued in connection with the exercise of 1,099,280 Compensation Options during the period as described in Note 9(iv).

ii.	The special warrants were sold to subscribers at a price of $1.60 per special warrant for aggregate gross proceeds to the Company of $12,000,000 as described in Note 9(i).

The following warrants were outstanding as at December 31, 2010:

Number of Warrants	Allocated Value	Exercise Price	Expiry Date
5,611,382	$1,594,443	$0.50	November 24, 2012

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

11.           Stock Options

The Company’s stock option plan was established by the shareholders of the Company on March 16, 2007, for the purpose of advancing the interests of the Company by encouraging the directors, officers, employees and consultants of the Company, and of its subsidiaries and affiliates, to acquire common shares in the share capital of the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of its affairs.  The number of stock options that may be granted under the plan is limited to not more than 10% of the issued common shares of the Company at the time of the stock option grant.  The exercise price of stock options granted in accordance with the plan will be not less than the closing price of the common shares on the trading day immediately prior to the effective date of grant.

The following table shows the continuity of stock options during the period:

	Number of Options	Allocated Value of Vested Options	Weighted Average Exercise Price
Balance, December 31, 2008	600,000	$24,400	$0.10
Granted	3,853,100	285,515	0.50
Exercised	(200,000)	(24,400)	0.10
Balance, December 31, 2009	4,253,100	$285,515	$0.47
Value of options vested during the period	-	823,200	-
Granted (i, ii, iii, iv, v, vi, vii, viii)	2,190,000	2,026,814	1.71
Cancelled during the period	(218,750)	-	0.50
Exercised	(970,916)	(265,577)	0.47
Balance, December 31, 2010	5,253,434	$2,869,952	$0.96

i.
On January 8, 2010, the Company granted 100,000 stock options to employees of the Company exercisable for one common share each at a price of $1.25 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $74,461 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.77% per annum; and a dividend rate of nil.  For the year ended December 31, 2010, $74,461 was expensed to stock-based compensation.

ii.
On January 22, 2010, the Company granted 200,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.56 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $185,121 was assigned to the stock options as estimated by using the Black-Scholes valuation

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 1.84% to 2.55% per annum; and a dividend rate of nil.  These options are fair valued at the end of each reporting period and current market prices are applied.  For the year ended December 31, 2010, $525,640 was expensed to stock-based compensation.

iii.
On February 4, 2010, the Company granted 50,000 stock options to an officer of the Company exercisable for one common share each at a price of $1.49 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $44,185 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.52% per annum; and a dividend rate of nil.  For the year ended December 31, 2010, $44,185 was expensed to stock-based compensation.

iv.
On February 8, 2010, the Company granted 115,000 stock options to employees of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $98,186 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.51% per annum; and a dividend rate of nil.  For the year ended December 31, 2010, $98,186 was expensed to stock-based compensation.  The Company also granted 25,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.44 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $21,345 was assigned to the stock options as estimated by using the Black-Scholes valuation model described above.  For the year ended December 31, 2010, $21,345 was expensed to stock-based compensation

v.
On March 29, 2010, the Company granted 630,000 stock options to directors and a consultant of the Company exercisable for one common share each at a price of $1.60 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $601,908 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.91% per annum; and a dividend rate of nil.  For the year ended December 31, 2010, $601,908 was expensed to stock-based compensation.

vi.
On July 7, 2010, the Company granted 420,000 stock options to employees of the Company exercisable for one common share each at a price of $1.24 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $308,876 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 2.52% per annum; and a dividend rate of nil.  For the Year ended December 31, 2010, $138,811 was expensed to stock-based compensation.  The Company also granted 100,000 stock options to a consultant of the Company exercisable for one common share each at a price of $1.24 per share for a five year period.  These stock options vested immediately.  The grant date fair value of $73,542 was

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

assigned to the stock options as estimated by using the Black-Scholes valuation model described above. For the year ended December, 2010, $73,542 was expensed to stock-based compensation.

vii.
On August 27, 2010, the Company granted 50,000 stock options to an investor relations consultant of the Company exercisable for one common share each at a price of $1.51 per share for a five year period.  These stock options vested 25% on the date of grant, and will vest at the rate of 25% at each of 3, 6, and 9 months after the date of grant.  The grant date fair value of $44,457 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 1.99% to 2.31% per annum; and a dividend rate of nil.  These options are fair valued at the end of each reporting period and current market prices are applied.  For the year ended December 31, 2010, $67,871 was expensed to stock-based compensation.

viii.
On October 20, 2010, the Company granted 500,000 stock options to an officer of the Company exercisable for one common share each at a price of $2.60 per share for a five year period.  These stock options vested 50% on the date of grant, and will vest an additional 50% at 6 months after the date of grant.  The grant date fair value of $761,730 was assigned to the stock options as estimated by using the Black-Scholes valuation model with the following assumptions:  a five year expected term; 70% volatility; risk-free rate of 1.85% per annum; and a dividend rate of nil.  For the year ended December 31, 2010, $380,865 was expensed to stock-based compensation.

ix.	The weighted average grant date fair value of the total options granted during the year ended December 31, 2010 is $1.01 (December 31, 2009 – $0.30).

The following are the stock options outstanding as at December 31, 2010:

Expiry Date	Options Outstanding	Exercise Price	Remaining Contractual Life (Yrs)	Options Exercisable
May 15, 2012	133,334	$0.10	1.37	133,334
November 24, 2014	3,128,100	$0.50	3.90	3,128,100
January 8, 2015	100,000	$1.25	4.02	100,000
January 22, 2015	190,000	$1.56	4.06	190,000
February 4, 2015	50,000	$1.49	4.10	50,000
February 8, 2015	140,000	$1.44	4.11	140,000
March 29, 2015	615,000	$1.60	4.24	615,000
July 7, 2015	347,000	$1.24	4.52	222,000
August 27, 2015	50,000	$1.51	4.66	25,000
October 20, 2015	500,000	$2.60	4.81	250,000
	5,253,434		3.57	4,853,434

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

12.           Income Taxes

(a)  Tax Provision

Income taxes differ from the amount that would be computed by applying the Canadian statutory income tax rate of 28% (2009 – 29%) to income before income taxes for the following reasons:

	December 31, 2010	December 31, 2009
Expected tax recovery	$(1,885,871)	$(649,662)
Differences resulting from:
Differences in tax rates	(54,502)	9,000
Non deductible stock-based compensation	732,803	82,799
Losses not tax benefited	1,182,446	453,367
Foreign exchange gain on future tax liability	-	(32,861)
Other	25,124	40,254

Tax Recovery	$-	$(97,103)

(b)  The income tax effects of temporary differences that give rise to significant portions of future income tax assets and liabilities are as follows:

	December 31, 2010	December 31, 2009
Future tax assets:
Share issuance cost	$892,698	$155,829
Unrealized foreign exchange	57,956	-
Loss carryforwards - Canada	1,625,136	580,973
Loss carryforwards - Guyana	470,435	483,433
Total future tax assets	3,046,225	1,220,235
Valuation allowance	(2,575,790)	(736,801)

	470,435	483,434
Future income tax liabilities
Capital assets - Canada	320	(1,300)
Mineral Properties - Guyana	(13,605,756)	(3,255,155)
	$(13,135,001)	$(2,773,021)

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

As at December 31, 2010, the Company has Canadian non-capital losses of approximately $6,500,545 which will expire as follows.  The benefit of the Canadian non-capital losses has not been recorded in the consolidated financial statements.

The Canadian non-capital losses will expire as follows:
2027	$82,333
2028	505,915
2029	983,190
2030	4,929,107
$6,500,545

The Guyanese tax losses of approximately $1,344,100 (Guyanese dollar $276,443,482) will carry forward indefinitely.

In addition, the Company has mining exploration expenditures in Guyana of approximately $16,656,617 (Guyanese dollar $3,425,799,700) available to be applied against taxable income in future years.

13.           Loss per Share

	Year Ended December 31,
	2010	2009
	$	$
Basic loss per share is calculated as follows:
Loss for the year	(6,735,254)	(2,143,112)
Weighted Number of Shares Outstanding	87,382,533	12,279,341

Loss per share	(0.08)	(0.17)

Dilutive loss per share is calculated as follows:
Loss for the year	(6,735,254)	(2,143,112)
Weighted Number of Shares Outstanding	87,382,533	12,279,341

Loss per share	(0.08)	(0.17)

A total of 11,320,840 dilutive securities have been excluded from the weighted number of dilutive shares outstanding because to do so would be anti dilutive.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

14.           Related Party Transactions

The Company’s transactions are in the normal course of business and are recorded at the exchange amount.  All amounts due to related parties are non-interest bearing and payable on demand.

(a)  Included in accounts payable and accrued liabilities are the following amounts due to related parties:

	12/31/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$5,729	$13,498
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	8,119	-
Richard A. Munson
Travel expenses reimbursed to a director of the Company,	18,424	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	624	-
P. Greg Barnes
Administrative expenses reimbursed to the President of the Company,	687	-
Abraham Drost
Administrative expenses reimbursed to the CEO of the Company,	333	-
Richard A. Munson
Administrative expenses reimbursed to the CFO of the Company,	279	-
Scott Issel
Administrative expenses to a company controlled by a Director	688	-
of the Company, P. Greg Barnes
Administrative, occupancy and salary expenses reimbursable to	229,039	52,743
a company controlled by a director of the Company, P. Greg Barnes
	$263,922	$66,241

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

(b)  The Company had the following related party transactions during the years ended:

	12/31/2010	12/31/2009

Travel expenses reimbursed to the President of the Company,	$48,375	$14,814
Abraham Drost
Travel expenses reimbursed to the CEO of the Company,	99,881	14,807
Richard A. Munson
Travel expenses reimbursed to the CFO of the Company,	1,483	-
Scott Issel
Travel expenses reimbursed to a director of the Company,	73,720	-
John R. Adams
Travel expenses reimbursed to a director of the Company,	880	-
Brad Doores
Travel expenses reimbursed to a director of the Company,	1,010	-
P. Greg Barnes
Travel expenses reimbursed to a director of the Company,	1,189	-
Mark Maier
Travel expenses reimbursed to a former director of the Company,	-	28,088
Charles Gryba
Administrative expenses reimbursed to the President of the Company,	9,646	-
Abraham Drost
Administrative expenses reimbursed to the CEO of the Company,	27,895	-
Richard A. Munson
Administrative expenses reimbursed to the CFO of the Company,	287	-
Scott Issel
Administrative expenses reimbursed to a director of the Company,	4,562	-
John R. Adams
Administrative expenses reimbursed to a director of the Company,	709	-
P. Greg Barnes
Administrative expenses to a company controlled by an	25,158	-
officer of the Company (i)
Administrative, occupancy and salary expenses reimbursable to	1,294,117	122,624
a company controlled by a director of the Company, P. Greg Barnes
	$1,588,912	$180,333

i.
For the year ended December 31, 2010, the Company paid $25,158 to Marrelli CFO Outsource Syndicate Inc. (“Marrelli”) for the services of Carmelo Marrelli to act as Chief Financial Officer of the Company.  Carmelo Marrelli is the president of Marrelli.  On November 15, 2010, Carmelo Marrelli resigned as Chief Financial Officer of the Company.

Sandspring Resources Ltd.
(An exploration stage entity)
Notes to Consolidated Financial Statements
(Expressed in Canadian Dollars)
Years Ended December 31, 2010 and 2009

(c)  The Company paid USD$261,934 against a note owed to CGR, a company controlled by a director of the Company.  The note was paid in full on July 13, 2010 (Note 8(i)).

15.           Commitments

The Alphonso Joint Venture provides that ETK shall commence commercial production, defined as production of 50,000 ounces of gold per year, beginning January 1, 2013.  In addition, future exploration and development cost commitments for ETK under the venture are as follows:

$
2011	250,050
2012	250,050
Thereafter	-
500,100

16.           Subsequent Events

On January 6, 2011 the Company granted 125,000 stock options to purchase common shares of the Company to an officer/director.  The stock options are exercisable at $3.54 per share and will expire on January 6, 2016.

On January 24, 2011 the Company granted 125,000 stock options to purchase common shares of the Company to a director.  The stock options are exercisable at $3.10 per share and will expire on January 24, 2016.

On February 25, 2011 the Company granted 1,465,000 stock options to purchase common shares of the Company to officers, directors, and employees.  The stock options are exercisable at $2.70 per share and will expire on February 25, 2016.